1st Centennial Bancorp

218 East State Street

Redlands, California 92373

October 6, 2006

Mr. Kevin W. Vaughn

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1st Centennial Bancorp

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 24, 2006

File No. 000-29105

Dear Mr. Vaughn:

On behalf of 1st Centennial Bancorp (the “Company”), the following are the Company’s responses to the comments in your letter dated September 25, 2006, in connection with your review of the above-referenced filing:

General

1.	Please revise to provide a description of the conduit loan sale income, including your revenue recognition policies for how and when you record a gain on the sale of the related loans.

Response

The revenue from this activity is referral or brokerage fee income. The loans are never recorded on the Company’s books; therefore, the recognized income is not recorded as gain on the sale of loans. The loans are packaged and referred to other lenders. We recognize noninterest income as a result of the referral. We intend to revise our Form 10-K to include this additional information by adding three sentences at the end of the first paragraph of “Noninterest Income” in Item 7 thereof (page 30), so that the paragraph will read in full as follows:

“Noninterest income for the Company includes customer service fees, gains from sale of loans, increases in the cash surrender value of life insurance policies, broker fee income, conduit loan sale income and other miscellaneous income. The revenue from conduit loan sale income is referral or brokerage fee income. The loans are never recorded on the Company’s books; therefore, the recognized income is not recorded as gain on the sale of loans. The loans are packaged and referred to other lenders. We recognize noninterest income as a result of the referral.”

Mr. Kevin W. Vaughn

October 6, 2006

Statement of Cash Flows, page 58

2.	We note that you report a significant amount of gains from sales of loans in your Consolidated Income Statement. Given your history of significant loan sales, please tell us how you determine that these cash flows should be reported as a part of the net change in loans in the investing, rather than operating activities in your Statement of Cash Flows. Describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination. Refer to paragraph 9 of SFAS 102 and paragraph .08(a) of SOP 01-6.

Response

First, we would like to clarify that the gains from the sale of loans were included as part of operating activities, and not as a net change in loans in the investing portion of the Statement of Cash Flows. We assume that the confusion resulted from the fact that there is no line item specifically identifying these gains; however, please be assured that such gains are included in the “Net cash provided by operating activities” remaining in the cash flows from operating activities. In addition, we are providing the following information in response to the portion of your comment requesting information on the nature of the loans sold and related matters:

The Company actively generates Small Business Administration (SBA) loans as part of its primary operating activity of making loans. The guaranteed portion of each individual loan is sold on the secondary market simultaneously with the booking, and therefore the Company has no inventory “held-for-sale,” unlike some institutions that warehouse loans to sell as “pools.” The Company retains the unguaranteed portion of the SBA loans. The total gain on sale of loans was $1.394 million, or 3.7% of gross revenue for 2005, which was reported as operating activities on the Statement of Cash Flows. We intend to revise our Form 10-K to include this additional explanatory information concerning these loan sales by adding five sentences at the end of the “Loans Held for Sale” paragraph of Note 1 to the Financial Statements (page 62), so that this paragraph will read in full as follows:

“Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Fair value is based on commitments on hand from investors or prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by a charge to income. The Company actively generates Small Business Administration (SBA) loans as part of its primary operating activity of making loans. The guaranteed portion of each individual loan is sold on the secondary market simultaneously with the booking, and therefore the Company has no inventory “held-for-sale,” unlike some institutions that warehouse loans to sell as “pools.” The Company retains the unguaranteed portion of the SBA loans. The total gain on sale of loans was $1.394 million, or 3.7% of gross revenue for 2005, $295,000 or 1.12% for 2004 and $389,000 or 1.98% for 2003. The Company reported the gain on sale of loans as operating activities on the Statement of Cash Flows.”

Mr. Kevin W. Vaughn

October 6, 2006

Note 24, Subsequent Events, page 85

3.	Please revise to disclose if you have restated prior period per share information to reflect the 50% stock dividend declared subsequent to December 31, 2005 as required by paragraph 54 of SFAS 128. If you have not restated prior period per share information, please tell the accounting guidance you relied upon in determining that retroactive restatement of per share information was not necessary.

Response

The 50% stock distribution was paid on April 3, 2006, subsequent to the March 24, 2006 filing date of the Form 10-K. Based on our initial interpretation of paragraph 54 of SFAS 128 (which paragraph does not define when a stock dividend is deemed to “occur”) utilizing the common usage of the term “occur” with respect to stock dividends for other purposes, we determined at the time we filed our Form 10-K that restating 2005 earnings per share would not be required. We also believed that the restatement could be misleading and confusing to the investors after receiving our February 7, 2006 earnings press release containing earnings per share information. However, based in part on your discussion with our legal counsel, we have revised our conclusion on this issue and determined that a retroactive restatement of per share information is appropriate, and that the potential investor confusion with which we were concerned can be adequately addressed with explanatory disclosures. We intend to make the following revisions to the Form 10-K to address this issue:

(i)	All per share information in the Selected Financial Data Table (Item 6, page 21) will be adjusted to reflect the 50% stock distribution, so that the relevant portion of the table will read as follows:

	2005	2004	2003	2002	2001
Per Share Data[1]:
Earnings per share:
Basic	$1.62	$0.98	$0.71	$0.67	$0.46
Diluted	1.51	0.91	0.66	0.61	0.43
Weighted average common shares outstanding basic	3,128,809	3,068,549	2,922,736	2,532,547	2,265,506
Weighted average common shares outstanding diluted	3,369,527	3,322,197	3,147,415	2,790,279	2,459,590
Book value	$10.61	$8.99	$8.10	$6.79	$6.03

[1]	All per share information has been adjusted to give retroactive effect to stock dividends and distributions declared from time to time, including the 50% stock distribution paid on April 3, 2006 to shareholders of record as of March 3, 2006.

Mr. Kevin W. Vaughn

October 6, 2006

(ii)	In the first paragraph of “Results of Operations Summary” in Item 7 (page 24), the third to the last sentence concerning earnings per share will be augmented to refer to the 50% stock distribution, so will read as follows: “Earnings per share calculations were adjusted to give retroactive effect to stock dividends and distributions, including the 50% stock distribution paid on April 3, 2006 to shareholders of record as of March 3, 2006.”

(iii)	The Consolidated Financial Statements (Item 8) will be modified by adjusting all per share information to reflect the 50% stock distribution. In addition, all references to “earnings per share” on (i) the Statement of Earnings (page 56), (ii) the “Stock Incentive Plan” (page 65) and “Earnings per Share” (page 66) portions of Note 1, (iii) Note 10 (“Stock Options” – page 74), and (iv) Note 23 (“Quarterly Data” – page 85), to the Financial Statements will be augmented with an explanatory footnote which will read as follows: “As adjusted for the 50% stock distribution declared to shareholders of record on March 3, 2006, and distributed April 3, 2006.” Finally, Note 24 (“Subsequent Events” – page 85) to the Financial Statements will be augmented by the addition of the following sentence at the end of the first paragraph thereof: “Per share information throughout this report has been retroactively restated to reflect this distribution.”

Finally, for purposes of consistency and in order to avoid any potential confusion to investors, we also intend to revise the disclosures concerning trading activity and stock options in Item 5 of the Form 10-K. Specifically, all information in the trading table in Item 5(a) (“Market Information” – page 19) will be adjusted to reflect the 50% stock distribution and the sentence in the lead-in paragraph to the table referring to stock dividends and distributions will be augmented to read in full as follows: “The high and low prices and trading volume have been adjusted to give effect to all stock dividends and distributions, including the 50% stock distribution paid on April 3, 2006 to shareholders of record as of March 3, 2006.” In addition, all figures in the table in the “Securities Authorized For Issuance Under Equity Compensation Plans” section of that same Item (page 20) will be adjusted to reflect the 50% stock distribution, and an explanatory footnote will be added, which will read as follows: “As adjusted to reflect the 50% stock distribution paid on April 3, 2006 to shareholders of record as of March 3, 2006.”

We appreciate your comments and will file an appropriate amendment on Form 10-K/A as soon as practicable after we have received your concurrence that our intended disclosures are acceptable as presented herewith, or have incorporated any additional comments you may have.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin W. Vaughn

October 6, 2006

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (909) 798-3611 extension 207. Thank you very much for your cooperation and assistance.

Sincerely,

/s/ Beth Sanders
Executive Vice President and Chief Financial Officer

cc:	Ms. Rebekah Moore, Staff Accountant

Nikki Wolontis, Esq.